Exhibit 99.1

Mobilicom Receives Initial US$150,000 Order from New U.S. Customer for Use in High Payload Long-Range Drones

Design win expected to lead to further orders following the customer’s commercial demo efforts with end users

Shoham, Israel, Sept. 12, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW; ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has secured a design win and initial $150,000 purchase order with a new customer, an innovative drone designer and manufacturer that serves commercial and defense customers in the U.S. and globally.

The order includes both Mobile Ground Control Stations and the SkyHopper Pro V datalinks. Mobilicom’s systems will be integrated into high payload long range drones that are set for intensive commercial demo efforts with leading defense and commercial end users across the U.S.

“This latest design win demonstrates Mobilicom’s continued expansion in the U.S. market and its defense sector. These specific drones are highly innovative and on the cutting-edge of performance. We believe the depth of our end-to-end offering provided as a bundled solution is a key factor for this order,” stated Mobilicom CEO Oren Elkayam.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com